SEC
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JAN 05 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

20015624

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SEC FILE NUMBER
8- 67910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/19** (MM/DD/YY) AND ENDING **10/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BrightChoice Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 Church Street, Ste 430
(No. and Street)

Nashville	**TN**	**37219**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos **(404) 536-6984**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *If individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Dana Holmes**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BrightChoice Financial, LLC**, as of **October 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public Exp. 3/6/2024

SARAH HANLON STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGHTCHOICE FINANCIAL, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2020
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRIGHTCHOICE FINANCIAL, LLC

CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BrightChoice Financial, LLC (the "Company") as of October 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

December 29, 2020
Atlanta, Georgia

Rubio CPA, PC

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2020

ASSETS

Cash	$	117,313
Other Assets		152
Total Assets	**$**	**117,465**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses		4,167
Due to Member		5,000
Total Liabilities	$	9,167
MEMBER'S EQUITY		108,298
Total liabilities and member's equity	**$**	**117,465**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2020

REVENUE		
Investment banking - success fees	$	307,500
Interest		14
Total revenue	$	307,514
EXPENSES		
Compensation and benefits	$	58,176
Professional services		18,338
Occupancy		6,000
Licenses and registration		3,127
Other operating expenses		200
Total expenses	$	85,841
NET INCOME	**$**	**221,673**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED OCTOBER 31, 2020

BALANCE, October 31, 2019	$	25,949
Distributions		(151,824)
Contributions		12,500
Net Income	$	221,673
BALANCE, October 31, 2020	**$**	**108,298**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	221,673
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in other assets		198
Decrease in accounts payable and accrued expenses		(833)
Decrese in due to Member		(5,667)
Net cash provided by operating activities	$	215,371
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions		(151,824)
Contibutions		12,500
NET CASH USED BY FINANCING ACTIVITIES	$	(139,324)
NET INCREASE IN CASH		76,047
CASH, at beginning of year	$	41,266
CASH, at end of year	$	**117,313**
<u>Supplemental Cash Flow Disclosure</u>		
Rent paid by Member in current and prior years recorded as contributed capital	$	**12,500**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

BrightChoice Financial, LLC (the "Company") is a Tennessee Limited Liability Company formed on January 10, 2007. The Company is approved to operate as a broker-dealer and is registered with the Securities and Exchange Commission ("SEC"). The Company provides investment banking services primarily in private placements and mergers and acquisitions to clients in various industries. The Company is a wholly owned subsidiary of 2nd Generation Capital, LLC. As a limited liability company, the member's liability is limited to their investment.

Cash

The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Revenue Recognition

The core principle of revenue from Contracts with Customers (ASU 2014-09) is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes success fee revenue upon completion of a success-fee based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The effects of the company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments -Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance is effective for the Company on November 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance is not expected to be material to the Company.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At October 31, 2020, the Company had net capital of $108,146, which was $103,146 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays its member for rent pursuant to a month-to-month sublease agreement. For the year ended October 31, 2020, the Company expensed $6,000 pursuant to this agreement. The due to Member of $5,000 arises from this agreement.

During the year ended October 31, 2020, the Company paid $58,176 to its member as a reimbursement for compensation of employees of the member who are additionally registered with the Company. This amount was computed based upon the relative time spent by each individual between the two entities.

The company receives bookkeeping services from a related party at no cost to the company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 5 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at October 31, 2020.

NOTE 6 - CONCENTRATIONS

All of the Company's investment banking revenue earned during fiscal year 2020 was from two clients.

NOTE 7 - ECONOMIC RISKS

On January 30, 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and the continued spread of the COVID-19 virus remains uncertain as of this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and overall economy cannot be ascertained. If the financial markets and overall economy continue to be affected for a prolonged period, the Company's results may be materially affected. The financial statements do not include any adjustments that may be attributed to the ramifications of this uncertainty.

SUPPLEMENTARY INFORMATION

BRIGHTCHOICE FINANCIAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF OCTOBER 31, 2020

NET CAPITAL		
Member's equity	$	108,298
Non-allowable assets:		
Other assets		152
Total non-allowable assets	$	152
NET CAPITAL	$	108,146
Minimum requirements of 6-2/3 % of aggregate indebtedness of $9,167 or $5,000, whichever is greater	$	5,000
Excess net capital	$	103,146
AGGREGATE INDEBTEDNESS:	**$**	**9,167**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:	**.08 to 1**	

NOTE:
There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with unaudited Form X-17A-5 Part II Filing as of October 31, 2020.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3, in reliance upon footnote 74 of SEC Release 34-70073 dated July 30,2013, and as discussed in Question 8 of the related FAQ issued by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3, in reliance upon footnote 74 of SEC Release 34-70073 dated July 30,2013, and as discussed in Question 8 of the related FAQ issued by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) BrightChoice Financial, LLC did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) BrightChoice Financial, LLC stated that BrightChoice Financial, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. BrightChoice Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BrightChoice Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

December 29, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BRIGHTCHOICE FINANCIAL, LLC'S EXEMPTION REPORT

We, as members of management of BrightChoice Financial, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended October 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period November 1, 2019 to October 31, 2020 without exception.

Dana Holmes, CEO
December 17, 2020